UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

COOPER-STANDARD HOLDINGS INC.
(Exact name of Registrant as specified in its charter)

Delaware	001-36127	20-1945088
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

40300Traditions Drive, Northville, Michigan	48168
(Address of principal executive offices)	(Zip Code)
Rick Comrie
(248) 596-5900
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this report applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

On May 18, 2022, Cooper-Standard Holdings Inc. (the “Company”) filed a Conflict Minerals Report (the “CMR”) for the calendar year ended December 31, 2021.

Item 1.02    Exhibit*

As specified in Section 2, Item 2.01 of this Form SD, a copy of the Company’s CMR for the year ended December 31, 2021, is attached as Exhibit 1.01. A copy of this CMR is also publicly available at www.cooperstandard.com.

Section 2 – Exhibits

Item 2.01    Exhibits.

The following exhibit is filed as part of this report.

Exhibit 1.01	Conflict Minerals Report for the year ending December 31, 2021

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*    Any reference in this report or the attached exhibit to our corporate website and its content is provided for convenience only; the website and its content are not incorporated by reference into this report nor deemed filed with the Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COOPER-STANDARD HOLDINGS INC. (Registrant)

Date: May 18, 2022	By:	/s/ Joanna M. Totsky
	Name:	Joanna M. Totsky
	Title:	Senior Vice President, Chief Legal Officer and Secretary